FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Dec. 03 2003 12:32PM P1

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

03037971

Notic[redacted]ation. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for p[redacted] provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Som[redacted]t to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disc[redacted]rities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ma[redacted]ction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

~~ODESSA GOLD CORP~~
Int'l Chargold Resources
12g 82-4385

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 27 11 03
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

[redacted]ESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MUELLER
GIVEN NAMES: EBERHARD
NO / STREET / APT: PH #8 1060 ALBERNI STREET
CITY: VANCOUVER
PROV: BC
POSTAL CODE: V6E 4K2
BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775
BUSINESS FAX NUMBER: 604 - 687 - 3581
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

SUPP

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	453667							453667	2	MERCAP INC.
WARRANTS	100000							100000	3	KRYSTYNA MUELLER
OPTIONS	400000							400000	1	
COMMON	187500	25 11 03	11		12000	.165		175500	1	
COMMON	111500	25 11 03	10		4500	.42		107000	3	KRYSTYNA MUELLER
		26 11 03	10	5500		.39		112500	3	"
		27 11 03	10		2000	.45		110500	3	"
COMMON	1110397							1110397	2	SEE REMARKS

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 1110397 Indirect Common: Active - 250000 - I own 100%
Mercap - 860397 - I own 50%

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YEAR): 03 12 03

2003 DEC -5 A 7:21

BCSC 55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE